SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             MARINE BANCSHARES, INC.
                             -----------------------

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   568139 10 9
--------------------------------------------------------------------------------
                                  CUSIP Number

      PIERCE T. NEESE, 8681 HIGHWAY 92, SUITE 400, WOODSTOCK, GEORGIA 30189
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MARCH 1, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [__]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with the statement.          [__]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7))

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
CUSIP NO.     568139109
           ---------------

1.       NAME OF REPORTING PERSON              PIERCE T. NEESE
                                    --------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [__]

                  Not Applicable                                       (b)  [__]
         -----------------------------------------------------------------------

3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF
         -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [__]
         -----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF                           7.      SOLE VOTING POWER
SHARES                                      53,372 Shares of Common Stock
BENEFICIALLY OWNED BY                       -----------------------------
EACH REPORTING
PERSON WITH                         8.      SHARED VOTING POWER
                                            59,850 Shares of Common Stock
                                            -----------------------------

                                    9.      SOLE DISPOSITIVE POWER
                                            53,372 Shares of Common Stock
                                            -----------------------------

                                    10.     SHARED DISPOSITIVE POWER
                                            59,850 Shares of Common Stock
                                            -----------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         117,670 of Common Stock
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                                  [__]
         Not Applicable
         --------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.23% of Common Stock
         ----------------------

14.      TYPE OF REPORTING PERSON (See Instructions)
         IN
         -----------------------------------------------------------------------

Item 1.       SECURITY AND ISSUER.
              -------------------

              This Schedule 13D (this "Statement") relates to the acquisition of shares of the par value $0.01 per share common stock (the "Common Stock") of Marine Bancshares, Inc. (the "Issuer"), with principal executive offices located at 2325 Vanderbilt Beach Road, Naples, Florida 34102.

Item 2.       IDENTIFY AND BACKGROUND.
              -----------------------

              (a)(b)(c) This Statement is filed on behalf of Pierce T. Neese, a consultant, 8681 Highway 92, Suite 400, Woodstock, Georgia 30189.

              (d) None.

              (e) None.

              (f) Mr. Neese is a citizen of the United States of America

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------

              The source of funds used for the purchase of 41,546 shares of Common Stock was an aggregate of $402,462.50 of Mr. Neese's personal funds. The source of funds used for the purchase of 3,157 shares held in Mr. Neese's IRA (the "IRA") was an aggregate of $31,570 of Mr. Neese's personal funds held in the IRA. The source of funds used for the purchase of 1,677 shares of Common Stock by Mr. Neese's Simplified Employee Pension Plan (the "SEP") was an aggregate of $16,490 of Mr. Neese's personal funds held in the SEP. The source of funds used for the purchase of 2,448 shares of the Common Stock held by the IRA of Mr. Neese's wife, Gladys P. Neese (the "Second IRA"), was $24,448 of Mr. Neese's wife's personal funds. The source of funds used for the purchase of 56,350 shares purchased by United Security Bancshares, Inc. ("United") , a holding company majority owned by Mr. Neese, was $563,500 of United's funds. The source of funds used for the purchase of 3,500 shares by Five Neeses, LLC ("Five Neeses"), a limited liability company controlled by Mr. Neese, was Five
              Neese's funds. Mr. Neese also owns warrants for 8,992 shares Common Stock that are exercisable, but have not been exercised.


Item 4.       PURPOSE OF THE TRANSACTION.
              --------------------------

              Mr. Neese acquired the shares beneficially owned by him, described in Item 5 below, for investment purposes. Mr. Neese reserves the right to purchase additional shares of Common Stock of the Issuer or to dispose of shares of Common Stock in the open market and privately negotiated transactions or in any other lawful manner in the future. Mr. Neese presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.
              ------------------------------------

              (a)(b) Mr. Neese beneficially owns 117,670 shares of Common Stock of the Issuer, which constitutes approximately 10.23% of the Issuer's outstanding Common Stock, based on information regarding the number of outstanding shares of the Issuer in the Issuer's definitive proxy statement filed with the Commission on April 27,2000. Of the total number of shares beneficially owned by Mr. Neese, 41,546 shares are owned directly by Mr. Neese, 3,157 shares are held in the IRA, 1,677 shares are held in the SEP, 2,448 shares are held in the Second IRA, 56,350 shares are held by United, and 3,500 shares are held by Five Neeses. By virtue of his position as significant interest holder of United and Five Neeses, Mr. Neese may be deemed to have shared voting and dispositive power with respect to the 59,850 shares owned by United and the LLC.

              (c) On March 1, 2000, warrants for 8,992 shares of Common Stock held by Mr. Neese with an exercise price of $10.00 became exercisable. Mr. Neese has not exercised the warrants.

              (d) Not applicable.

              (e) Not applicable.

Item 6.       Contracts,  Arrangements,  Understandings,  or  Relationships with
              ------------------------------------------------------------------
              Respect to Securities of the Issuer.
              -----------------------------------

              Not Applicable.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------

              Not Applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Date: July 10, 2000



                                           /s/ Pierce T. Neese
                                          --------------------------------------
                                               Pierce T. Neese